July 10, 2013

Via EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 2561

Washington, DC 20549

Re:	Erickson Air-Crane Incorporated
Registration Statement on Form S-3
Filed June 10, 2013
File No. 333-189196

Dear Mr. Dobbie:

This letter is submitted on behalf of Erickson Air-Crane Incorporated (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-3 (the “Registration Statement”), as set forth in your letter to the Company dated July 2, 2013. The Company is filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended S-3”) in response to the Staff’s comments. Please note that the Amended S-3 also includes other updates to the Company’s disclosures and internal conforming changes. For reference purposes, the text of the comments contained in your letter dated July 2, 2013 have been reproduced herein (in bold), with the Company’s response below each such comment.

General

1.	We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2012 and subsequent periodic and current reports. Please note that all comments on your Form 10-K and subsequent periodic and current reports will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-3.

Company Response: The Company acknowledges the Staff’s comment and understands that all comments on the Company’s Form 10-K and subsequent periodic and current reports will need to be fully resolved before the Staff will act on a request for acceleration of the effectiveness of the Registration Statement.

Selling Stockholders, page 6

2.	Refer to footnote 1 to the selling stockholders table. Please remove the reference to “pecuniary interest” as beneficial ownership is not based on pecuniary interest for the purposes of Exchange Act Rule 13d 3(a).

Company Response: In response to the Staff’s comment, in the Amended S-3 the Company has removed the reference to “pecuniary interest” in footnote 1 to the selling stockholders table.

Plan of Distribution, page 9

3.	We note that the selling stockholders appear to beneficially own common stock representing over 57% of your outstanding common stock. We also note from page 21 of your definitive proxy statement filed April 30, 2013 that two of your directors, Quinn Morgan and Kenneth Lau, are also managers of the ZM Funds. Please provide us your legal analysis as to why the selling stockholders should not be named as underwriters pursuant to Section 2(a)(11) of the Securities Act.

Company Response: The Company has considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) Question 612.09, regarding whether a purported secondary offering is really a primary offering in which selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI Question 612.09, the Company respectfully submits that ZM Private Equity Fund I, L.P. (“ZM Fund I”), ZM Private Equity Fund II, L.P. (“ZM Fund II”), and ZM EAC LLC (“ZM EAC,” and together with ZM Fund I and ZM Fund II, the “Selling Stockholders”) should not be named as underwriters with respect to their resale of the 5,602,970 shares (the “Shares”) of the Company’s common stock to be registered by the Registration Statement.

How Long the Selling Stockholders Have Held the Shares

The Selling Stockholders have continuously held a majority of the shares of the Company’s common stock since September 2007, when ZM EAC LLC first privately purchased shares of the Company resulting in ZM EAC owning 75.9% of the Company’s issued and outstanding shares. In January 2010, ZM Fund I and ZM Fund II purchased additional shares from other prior investors of the Company, which resulted in the Selling Stockholders owning 100% of the Company. As a result of these two transactions, the Selling Stockholders acquired 4,802,970 of the Shares (the “Pre-IPO Shares”). The remaining 800,000 Shares (the “IPO Shares”) represent a portion of the 1,050,000 shares of the Company’s common stock purchased by ZM Fund I and ZM Fund II in the Company’s initial public offering (the “IPO”) in April 2012. These lengthy holding periods, including significant increases in the ownership stake of the Company with respect to the Pre-IPO Shares, indicate that the Shares were not purchased “with a view to distribution.” The Selling Stockholders have borne market risk associated with owning (i) the Pre-IPO Shares for 42 to 70 months, with no trading market for the Pre-IPO Shares for most of that time, and (ii) the IPO Shares for 15 months, which were purchased at the IPO price and not at a discount. These circumstances distinguish potential resales of Shares by the Selling Stockholders from a primary offering by the Company or an underwriter acting on its behalf.

Circumstances under which the Selling Stockholders Received the Shares

The Selling Stockholders received the Pre-IPO Shares in private transactions in September 2007 and January 2010. In connection with 2007 transaction, ZM EAC (i) represented and warranted to the Company that it was not purchasing the Shares with a view to any distribution and (ii) entered into a Stockholders and Registration Rights Agreement (the “Stockholder’s Agreement”) with the Company and the other stockholders of the Company pursuant to which ZM EAC obtained the right to elect up to three directors, was granted pre-emptive rights on the issuance of new securities by the Company, and received inspection rights. These representations made, and rights obtained, by ZM EAC through a negotiated process all suggest that ZM EAC was purchasing the shares as a long-term investment. Furthermore, ZM EAC agreed to restrictions that made it impractical for ZM EAC to act as an underwriter. For example, ZM EAC was subject to a blanket restriction on transfers of shares and was burdened by an obligation to first offer to sell its shares to the Company’s then other stockholders. In addition, if the stockholders decided not to exercise this right of first refusal, ZM EAC also granted them the right to tag-along with any sales of its securities to any third-party purchaser. ZM Fund I and ZM Fund II became direct parties to the Stockholder’s Agreement after purchasing the additional Pre-IPO Shares in 2010, which were purchased from other investors not the Company. Burdened with such restrictions on transfer, it would have been impractical for the Selling Stockholder to act as underwriters for the Company at the time of the acquisition of the Pre-IPO Shares. This supports the position that the Selling Stockholders purchased the Company’s shares as a long-term investment (with attendant investment risks) and not with a view to distribution.

The IPO Shares were purchased by the Selling Stockholders at the IPO price from the Company’s underwriters in the IPO. At that time, the Selling Stockholders were “affiliates” of the Company, making the IPO Shares in their hands “control” securities facing significant restrictions on resale. The Company submits that these circumstances demonstrate a long-term investment intent and are significantly different from the circumstances in which underwriters distribute securities to the public.

The Selling Stockholders have not entered into any underwriting relationships or arrangements with the Company, have not received any finder’s fee, commission or other payment from the Company in connection with the sale of any of its securities, and the Company will receive no proceeds from the sale of the Shares, if any. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Relationship of the Selling Stockholders to the Company

As of July 3, 2013, the Selling Stockholders and their affiliates held of record approximately 57.4% of the Company’s outstanding common stock. Quinn Morgan, who serves on the Company’s board of directors, is the managing member of ZM EAC. Mr. Morgan and Kenneth Lau, who also serves on the Company’s board of directors, are managers of ZM Fund I and ZM Fund II. ZM Fund I and ZM Fund II and certain of their affiliates were second lien creditors of

Evergreen International Aviation, Inc. (“EIA”), from which the Company acquired Evergreen Helicopters, Inc. (the “Evergreen Acquisition”) on May 2, 2013. ZM Fund I and ZM Fund II and certain of their affiliates received from the Company or purchased from first lien creditors of EIA an aggregate of 1,940,094 shares of the Company’s Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (the “Preferred Stock”). The Preferred Stock is convertible, at the Company’s option, into an equal number of shares of the Company’s common stock, subject to stockholder approval under NASDAQ marketplace rules. In addition, an entity managed by Mr. Morgan received a fee of $2.5 million from the Company in consideration for services rendered in connection with the Evergreen Acquisition. The Company and the Selling Stockholders entered into an amended and restated registration rights agreement, which grants certain demand registration rights to the Selling Stockholders and grants them piggyback rights to include their shares in any registration that the Company effects under the Securities Act of 1933, as amended, subject to specified exceptions. The Company agreed to pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand or piggyback registration rights.

Even if the Selling Stockholders sell all of the Shares, the Selling Stockholders will continue to own 1,940,094 shares of the Preferred Stock, which would represent approximately 14.1% of the Company’s outstanding common stock on an as-converted basis. Mr. Morgan’s and Mr. Lau’s service on the Company’s board of directors will not cease due to the sale of the Shares by the Selling Stockholders. Mr. Morgan and Mr. Lau are and have been actively involved in overseeing the management of the Company, including its engagement of several registered broker-dealers as underwriters in prior offerings. The Selling Stockholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any. These facts support the view that the relationship the Selling Stockholders have with the Company has been that of a long-term investor, not an underwriter or a similar primary offering conduit.

Amount of Shares Involved

The Shares amount to 5,602,970 shares of the Company’s common stock. While the Staff is correct that this amounts to 57% of the Company’s outstanding common stock on June 7, 2013, all of the Shares were either (i) acquired from the Company at a time the Selling Stockholders were not affiliates of the Company in a private offering, subject to substantial resale limitations, and held for 70 months, (ii) not acquired from the Company, subject to substantial resale limitations, and held for 42 months, or (iii) acquired from an underwriter in the IPO and held for 15 months. In addition, the Form S-3 would also register a primary offering on behalf of the Company of up to 4,000,000 shares of the Company’s common stock. While the precise time of such a primary offering is subject to a variety of factors, at the time of any potential resale of the Shares by the Selling Stockholders, the Shares could represent a materially smaller percentage of the Company’s total outstanding shares. Furthermore, even if the Selling Stockholders sell all of the Shares and the Company sells none of the 4,000,000 shares in the primary offering, the Selling Stockholders will continue to own 1,940,094 shares of the Preferred Stock, which would represent approximately 14.1% of the Company’s outstanding common stock on an as-converted basis.

Such a continuing long-term interest in the Company’s performance and management is consistent with the Selling Stockholders being long-term investors, not underwriters.

Whether the Selling Stockholders are in the Business of Underwriting Securities

None of the Selling Stockholders is in the business of underwriting securities. At no time have they been affiliated with or acted as securities broker-dealers or representatives thereof. Each of the Selling Stockholders are investment funds managed by a private equity advisory firm focused on making equity and debt, control and non-control investments in North American middle market companies across broad and diverse industries. The portfolio company investments are generally long-term in nature with involvement in the management of the target investment. The long lives of these funds and their significant transfer restrictions attract investors looking for long-term investment opportunities, and the ordinary course of their business involves long-term investments in public and private companies. In this case, the Selling Stockholders have held the Shares for 15 to 70 months. This is not an effective way for those in the business of underwriting securities to distribute securities to the public. The manner in which the Selling Stockholders conduct their business strongly supports the conclusion that they are not underwriters or otherwise conduits for a primary offering.

Whether Under all Circumstances It Appears the Selling Stockholders are Acting as a Conduit for the Company

The Selling Stockholders have been the majority stockholder of the Company since 2007, have been actively involved in overseeing the management of the Company since that time, and will continue to beneficially own a significant stake in the Company following the sale of all or a substantial portion of the Shares. The Selling Stockholders acquired the Shares in (i) a routine private offering by the Company 70 months ago, (ii) in routine private transfers from other investors 42 months ago, and (iii) by purchasing Shares in the IPO from an underwriter at the IPO price 15 months ago. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders. The Selling Stockholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. The Company respectfully submits that, in light of all of the circumstances, the Selling Stockholders are not acting as an underwriter on behalf of, or as a conduit for, the Company.

*    *    *

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Registration Statement. Please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229 if you have any questions about the Registration Statement of this letter.

Sincerely,

/s/ Charles Ryan
Charles Ryan
Chief Financial Officer, Senior Vice President,
Chief Accounting Officer, and Principal Accounting Officer

cc:	John Dana Brown (SEC Division of Corporation Finance)
Udo Reider (CEO, Erickson Air-Crane Incorporated)
Edward Rizzuti (General Counsel, Erickson Air-Crane Incorporated)
Michael Reed(DLA Piper LLP (US))
Michael Hutchings (DLA Piper LLP (US))